SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 17, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI Pays for Cognicase Shares Taken Up

Montreal, Quebec, January 17, 2003 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) announces that it has established the proration of payment in cash and shares pursuant to its offer dated December 6, 2002, as amended, (the “Offer”) to acquire all of the outstanding common shares of Cognicase Inc. (Cognicase). CGI’s total purchase price payable pursuant to the Offer is subject to a maximum payable consideration of 56% cash and 44% CGI shares.

The proration, established specific to the take-up and acceptance for payment of 64,257,522 common shares of Cognicase validly deposited by shareholders of Cognicase at or prior to midnight on January 13, 2003, is as follows:

o	Cognicase shareholders who elected payment for their Cognicase shares in cash will receive 100% of these shares in cash, representing $4.50 cash per Cognicase share; and

o	Cognicase shareholders who elected payment for their Cognicase shares in CGI shares will receive approximately 90.39% of the proration in CGI shares, representing approximately 0.57 Class A Subordinate Shares of CGI for each Cognicase share, and the balance of approximately 9.61% in cash, representing approximately $0.43 cash for each Cognicase share.

Cheques and CGI share certificates have been mailed or otherwise made available on January 16, 2003. CGI reminds Cognicase shareholders that the Offer has been extended until midnight on January 24, 2003, to give those Cognicase shareholders who have not yet tendered their Cognicase shares the opportunity to do so. The proration of payment for all Cognicase shares tendered since January 14, 2003 and until midnight on January 24, 2003 will be established following the take-up by CGI of all validly deposited Cognicase shares. The proration of these shares is not related to or affected by the proration of the Cognicase shares validly tendered by midnight on January 13, 2003.

Furthermore, Messrs. Serge Godin, André Imbeau and Jean Brassard, as well as BCE Inc. and/or any affiliate thereof, have notified CGI that they have elected not to exercise their pre-emptive rights in connection with the issuance of Class A Subordinate Shares pursuant to the Offer.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 16,000 professionals. As at September 30, 2002, CGI’s annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion) and its order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

For more information

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: January 17, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary